Exhibit 99.1

Date: June 23, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Incannex Announces Participation at the
H.C. Wainwright 4th Annual Neuropsychiatry Virtual Conference

June 26, 2023

Melbourne, Australia, June 23, 2023 -- Incannex Healthcare Limited (Nasdaq: IXHL) (ASX: IHL), (‘Incannex’ or the ‘Company’) a pharmaceutical company developing medicinal cannabinoid pharmaceutical products and psychedelic therapies for unmet medical needs, is pleased to announce that it will be featured as a presenting company at the H.C. Wainwright 4th Annual Neuropsychiatry Virtual Conference. The conference is being held virtually on June 26, 2023.

Joel Latham, CEO of Incannex, will provide an overview of the Company’s business during the presentation.

If you are an institutional investor and would like to listen to the Company’s presentation or request a 1x1 meeting, please click on the following link (https://hcwevents.com/neuropsychiatry-conference/) to register for the conference.

Event: H.C. Wainwright 4th Annual Neuropsychiatry Virtual Conference

Date: June 26, 2023

1x1 virtual meeting availability: June 26, 2023, 2:00-5:00 pm (U.S. eastern time)

Webcast Link: https://journey.ct.events/view/c9103120-be17-41c0-bfb4-3bcdfe658e51

Time/Location: Virtual to start on-demand June 26th at 7:00 am (U.S. eastern time)

About Incannex Healthcare Limited

Incannex is a clinical stage pharmaceutical development company that is developing unique medicinal cannabis pharmaceutical products and psychedelic medicine therapies for the treatment of obstructive sleep apnoea (OSA), traumatic brain injury (TBI) and concussion, lung inflammation (ARDS, COPD, asthma, bronchitis), rheumatoid arthritis, inflammatory bowel disease, anxiety disorders, addiction disorders, and pain, among other indications.

U.S. FDA approval and registration, subject to ongoing clinical success, is being pursued for each drug and therapy under development. Each indication under investigation currently has no, or limited, existing registered pharmacotherapy (drug) treatments available to the public and represent major global economic opportunities to Incannex and its shareholders.

Incannex has a strong patent filing strategy in place as it develops its products and therapies in conjunction with its medical and scientific advisory board and partners. The Company holds 19 granted patents and 30 pending patent applications. Incannex is listed on the Australian Stock Exchange (ASX) with stock code “IHL” and has American Depository Shares listed on NASDAQ under code “IXHL”.

Website: www.incannex.com.au

Investors: investors@incannex.com.au

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

Date: June 23, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Forward-looking statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations and estimates, as well as the beliefs and assumptions of management. The forward-looking statements included in this press release represent Incannex’s views as of the date of this press release. Incannex anticipates that subsequent events and developments may cause its views to change. Incannex undertakes no intention or obligation to update or revise any forward-looking statements, whether as of a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Incannex’s views as of any date after the date of this press release.

Contact Information

Incannex Healthcare Limited

Mr Joel Latham

Managing Director and Chief Executive Officer

+61 409 840 786

joel@incannex.com.au

US IR Contact

Edison Group

Alyssa Factor

+1-860-573-9637

afactor@edisongroup.com

About H.C. Wainwright & Co.

H.C. Wainwright is a full-service investment bank dedicated to providing corporate finance, strategic advisory and related services to public and private companies across multiple sectors and regions. H.C. Wainwright & Co. also provides research and sales and trading services to institutional investors. According to Sagient Research Systems, H.C. Wainwright’s team is ranked as the #1 Placement Agent in terms of aggregate CMPO (confidentially marketed public offering), RD (registered direct offering) and PIPE (private investment in public equity) executed cumulatively since 1998.

For more information visit H.C. Wainwright & Co. on the web at www.hcwco.com.

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786